June 27, 2012

Bo Howell

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Mr. Howell:

On June 6, 2012, Mutual Fund Series Trust (the "Registrant"), on behalf of the AmericaFirst Defensive Growth Fund, AmericaFirst Income Trends Fund, AmericaFirst Absolute Return Fund and AmericaFirst Quantitative Strategies Fund(each a "Fund" and collectively the "Funds"), each a series of the Registrant, filed a preliminary proxy statement.  On June 18, 2012, you provided oral comments.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Any typographical corrections have been made throughout and are not enumerated in the following responses.

1. Comment.  Please include a cover letter with the definitive proxy statement.

Response.  The Registrant will include a cover letter filed as correspondence to accompany the definitive proxy statement.

2. Comment.  Please explain why the Registrant filed a proxy statement on Schedule 14A rather than on Form N-14.

Response.  The investment objectives, investment strategies and investment restrictions of each“New Fund” and corresponding existing Fund are identical.  The only material differences between the Funds are the composition of the Board of Trustees and the identity of certain of the service providers.  Because shareholders are not being asked to make a new investment decision and because the reorganization involves primarily a change in domicile of the Funds (each from a series of an Ohio business trust to a series of a Delaware statutory trust), Rule 145 under the Securities Act of 1933 and staff no-action letters indicate that an N-14 is not required.  See Cigna Aggressive Growth Fund (pub. avail. February 15, 1985); Scudder Common Stock Fund, Inc. (pub. avail. October 10, 1984); Lazard Freres Institutional Fund, Inc. (pub. avail. February 26, 1987); Massachusetts Financial Development Fund, Inc. (pub. avail. January 10, 1985); Frank Russell Investment Company (pub. avail. December 3, 1984); John Hancock Bond Fund, Inc. (pub. avail. November 29, 1984); United Gold Shares, Inc. (pub. avail. September 17, 1984).  Finally, the staff has taken the position that when changes in a fund's legal form do not materially change an investor's interests, no investor protection purpose would be served by requiring registration on Form N-14.  See Rydex Advisor Variable Annuity Account (pub. avail. September 28, 1998).

3. Comment.  Please include a summary of affected funds and classes within the first 3 pages of the proxy statement as required by Item 22(a)(3)(2)(i).

Response.  The Registrant has revised the disclosures to include a summary of affected Funds and classes within the first 3 pages of the proxy statement.

4. Comment.  In the management fee and expense limitation disclosures under the section entitled "Management of the Funds," please state that the management fees and expense caps will not change because of the reorganization.

Response.  The Registrant has revised the disclosures to state that the management fees and expense caps will not change because of the reorganization.

5. Comment.  Please confirm that any expense limitation agreement will be included as an exhibit to the registration statement of AmericaFirst Quantitative Funds.

Response.  The Registrant confirms that AmericaFirst Quantitative Funds has represented to the Registrantthat any expense limitation agreement will be included as an exhibit to the registration statement of AmericaFirst Quantitative Funds.

6. Comment.  Under the section entitled "Certain Information Regarding the Trustees and Officers," please:

(i) revise the other directorships heading to include "during past 5 years"; and separate interested trustees, independent trustees and officers into separate tables;

(ii) include (a) qualifications for each trustee, (b) board leadership structure; (c) board risk oversight and (d) a summary of how the old and new boards differ; (e) number of board meeting held; (f) describe the board's nominating committee, if any, and the elements under Item 407(c)(2) of Reg S-X, including diversity considerations in the selection of board members; (g) under trustee compensation please present such information on the table format prescribed under Item 22(b)(13) of Schedule 14A and note trustee fees will be higher.

Response.  The Registranthas included the requested disclosures and format changes.

7. Comment.  Under the section entitled "Shareholder Proposals," please state any specific number of days prior to a shareholders meeting by which shareholder proposals must be received.

Response.  The Registrant does not have a policy setting a specific number of days prior to a shareholders meeting by which shareholder proposals must be received, but notes that such proposal must be received within a reasonable amount of time (as presently disclosed).

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP